FORM 18-K/A
Amendment No. 1

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORT
of
THE COMMONWEALTH OF AUSTRALIA

(Name of Registrant)

Date of end of last fiscal year: 30 June 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered
N/A*	N/A	N/A
____________________________

Name and address of Authorised Agent of the Registrant in the United States
to receive notices and communications from the Securities and Exchange Commission:

MR. DAVID PEARL
Minister - Counsellor (Economic)
Australian Embassy
1601 Massachusetts Avenue, N.W.
Washington, D.C. 20036
____________________________

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

ADRIAN J.S. DEITZ, ESQ.
Skadden, Arps, Slate, Meagher & Flom
Level 13
131 Macquarie Street
Sydney, NSW 2000
Australia
______________________

*	The Commonwealth of Australia files Annual Reports on Form 18-K voluntarily in order for the Commonwealth of Australia to incorporate such Annual Reports into its shelf registration statements.

This amendment to the annual report of the Commonwealth of Australia on Form 18-K for the year ended 30 June 2009 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibit:

Exhibit relating to the ADI Guarantee Scheme and the State Guarantee Scheme

Exhibit D –	Description of the Commonwealth of Australia, dated as of 22 November 2010.*

Exhibit F –	Mid-Year Economic and Fiscal Outlook 2010-11, dated as of 9 November 2010.*

Exhibit G –	Supplement to Agreement for Offering State/Territory Debt Securities.*

______________________

*	To be incorporated by reference into the Registration Statement of the Registrant on Schedule B (File No. 333-163307).

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canberra, Australia on 22 November 2010.

COMMONWEALTH OF AUSTRALIA

By:	/s/ Dr. Ken Henry
	Name:	Dr. Ken Henry AC
	Title:	Secretary of the Treasury of the
Commonwealth of Australia

INDEX TO EXHIBITS

Exhibit No.	Description

D	Description of the Commonwealth of Australia, dated as of 22 November 2010.

F	Mid-Year Economic and Fiscal Outlook 2010-11, dated as of 9 November 2010.

G	Supplement to Agreement for Offering State/Territory Debt Securities.